

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 26, 2018

Via E-mail
Kurt Adzema
Executive Vice President and Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

> **Re: Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 29, 2018**
> **Filed June 15, 2018**
> **File No. 0-27999**

Dear Mr. Adzema:

We refer you to our comment letter dated June 29, 2018 regarding issues related to countries that are U.S.-designated state sponsors of terrorism. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director